Exhibit 99.91

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Elemental Altus Royalties Corp. (“Elemental Altus” or the “Company”)
1020-800 West Pender Street
Vancouver, British Columbia V6C 2V6

Item 2	Date of Material Change

September 4, 2025

Item 3	News Release

A news release dated September 4, 2025 was disseminated via Newsfile Corp., having been filed on SEDAR+ and is available at www.sedarplus.ca.

Item 4	Summary of Material Change

On September 4, 2025, Elemental Altus entered into a definitive arrangement agreement (the “Arrangement Agreement”) with 1554829 B.C. Ltd. (“Subco”), a wholly owned subsidiary of the Company, and EMX Royalty Corp. (“EMX”), pursuant to which Elemental Altus will acquire, through Subco, all of the issued and outstanding common shares of EMX (the “EMX Shares”) pursuant to a court- approved plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the “Transaction”).

Concurrently with and in support of the Transaction, Tether Investments S.A. de C.V. (“Tether”) and Elemental Altus have entered into a subscription agreement dated September 4, 2025 (the “Tether Subscription Agreement”) pursuant to which, among other things, Tether has agreed to purchase approximately 75 million Elemental Altus Shares at a price of C$1.84 per share for aggregate gross proceeds of approximately US$100 million[1] (the “Tether Concurrent Financing”).

All figures in this material change report are in Canadian dollars unless otherwise noted.

Item 5.1	Full Description of Material Change

On September 4, 2025, Elemental Altus entered into the Arrangement Agreement with Subco and EMX, pursuant to which Elemental Altus, through Subco, will acquire all of the issued and outstanding EMX Shares pursuant to a court-approved plan of arrangement under the provisions of the Business Corporations Act (British Columbia). The combined company (the “Combined Company”) is expected to continue under the new name Elemental Royalty Corp.

Concurrently with and in support of the Transaction, Elemental Altus will also complete the previously-approved consolidation of all of the issued and outstanding common shares of Elemental Altus (the “Elemental Altus Shares”) at a ratio of one (1) post-consolidation Elemental Altus Share for every 10 pre- consolidation Elemental Altus Shares (the “Consolidation”).

1 Exchange rate of C$1.00 = US$0.7231, being the indicative exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on September 4, 2025.

Concurrently with and in support of the Transaction, Tether and Elemental Altus have entered into the Tether Subscription Agreement pursuant to which, among other things, Tether has agreed to purchase approximately 75 million Elemental Altus Shares at a price of C$1.84 per share2 for aggregate gross proceeds of approximately US$100 million pursuant to the Tether Concurrent Financing.

Pursuant to the Transaction, shareholders of EMX will receive (i) 0.2822 Elemental Altus Shares for each EMX Share held immediately prior to the effective time of the Transaction (the “Effective Time”), if the Consolidation is completed prior to the Effective Time; or (ii) 2.822 Elemental Altus Shares for each EMX Share, if the Consolidation is not completed prior to the Effective Time.

Upon completion of the Transaction, the Combined Company is expected to be renamed Elemental Royalty Corp. and remain headquartered in Vancouver, British Columbia. The Board of Directors of the Combined Company will be comprised of three representatives from Elemental Altus and two representatives from EMX. The senior management team of the Combined Company will include Juan Sartori as Executive Chairman, David Cole as Chief Executive Officer, and Frederick Bell as President and Chief Operating Officer.

Summary of Transaction and Timing

The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). The Transaction will be subject to the approval of at least: (i) 66⅔% of the votes cast by shareholders of EMX at a special meeting of EMX shareholders (the “EMX Meeting”); (ii) 66⅔% of the votes cast by shareholders of EMX and optionholders of EMX (voting together as a class); and (iii) if, and to the extent required under applicable Canadian securities laws, a simple majority of the votes cast by shareholders of EMX at the EMX Meeting excluding the votes cast by persons required to be excluded under Canadian Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

The Board of Directors of EMX (subject to the abstention of any conflicted director) and a special committee comprised solely of independent directors of EMX have each unanimously determined that the Transaction is in the best interests of EMX and have approved the Transaction and recommend that the shareholders of EMX vote in favour of the Transaction.

In addition to approval of the EMX shareholders, completion of the Transaction is subject to approval of the Elemental Altus shareholders for the Tether Concurrent Financing, TSX-V, regulatory and court approvals and other customary closing conditions for Transactions of this nature. Further, the completion of the Transaction is subject to the conditional approval of the listing of the Elemental Altus Shares on a US stock exchange and the completion of the Tether Concurrent Financing. Any such US listing of the common shares of the Combined Company is subject to the Combined Company meeting the quantitative and qualitative requirements to list on a US stock exchange.

Certain officers and directors and shareholders of EMX who hold approximately 23% of the outstanding EMX Shares have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their EMX Shares in favour of the Transaction.

2 The issue price is C$1.84 per share, if issued on a pre-Consolidation basis and C$18.38 per share, if issued on a post- Consolidation basis.

The Arrangement Agreement includes customary deal protection provisions, including reciprocal non-solicitation and right to match provisions, and an approximately C$15.8 million termination fee, payable under certain circumstances.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued pursuant to the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Subject to receiving the requisite court, regulatory and shareholder approvals as described above, the Transaction and the Tether Concurrent Financing are expected to close in the fourth quarter of 2025. In connection with and subject to closing of the Transaction and the Tether Concurrent Financing, it is expected that the EMX Shares will be delisted from the TSX-V and NYSE American, and that EMX will cease to be a reporting issuer under Canadian and U.S. securities laws.

Further details regarding the Transaction will be included in Elemental Altus’ management information circular in connection with the Elemental Altus Meeting (as defined below), the EMX management information circular in connection with the EMX Meeting, and are set out in the Arrangement Agreement. A copy of the Arrangement Agreement is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.

Tether Concurrent Financing

Concurrently with and in support of the Transaction, Elemental Altus has entered into the Tether Subscription Agreement, pursuant to which, among other things, Elemental Altus and Tether have agreed to complete the Tether Concurrent Financing. Proceeds from the Tether Concurrent Financing will be used to repay EMX’s credit facility, fund royalty acquisitions (including to pay the purchase price for Elemental Altus’ two recently announced royalty acquisitions, or to repay its credit facility to the extent drawn for that purpose) and provide capital for the Combined Company so that it is fully unlevered post-completion.

Tether is an insider and control person of the Company, and therefore the Tether Concurrent Financing constitutes a “related party transaction” as defined under MI 61-101. Shareholders of Elemental Altus must approve each of (i) the Tether Concurrent Financing, pursuant to the requirements of MI 61-101 (the “Elemental Altus Financing Resolution”), (ii) Tether as a “control person” of Elemental Altus, pursuant to the policies of the TSXV (the “Elemental Altus Control Person Resolution”), and (iii) the change of Elemental Altus’ name (the “Elemental Altus Name Change Resolution” and together with the Elemental Altus Financing Resolution and Elemental Altus Control Person Resolution, the “Elemental Altus Resolutions”).

The Elemental Altus Financing Resolution will require the approval of at least a simple majority of the votes cast at a special meeting of shareholders of Elemental Altus (the “Elemental Altus Meeting”), excluding the votes attached to Elemental Altus Shares held by Tether and any other persons required to be excluded pursuant to MI 61-101. The Elemental Altus Control Person Resolution will require the approval of at least a simple majority of the votes cast at the Elemental Altus Meeting, excluding votes attached to Elemental Altus Shares held by the Tether and its associates and affiliates. The formal valuation requirement under MI 61- 101 does not apply to the Tether Concurrent Financing as Elemental Altus has relied on the exemption therefrom contained at section 5.5(b) of MI 61-101 as no securities of Elemental Altus are listed on an exchange specified in such provision. The Elemental Altus Name Change Resolution, which is not a condition to close the Transaction, will require the approval of at least 66 2/3% of the votes cast at the Elemental Altus Meeting.

Certain officers and directors and shareholders of Elemental Altus who hold approximately 40% of the outstanding Elemental Altus Shares have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Elemental Altus Shares in favour of the Elemental Altus Resolutions.

The Board of Directors of Elemental Altus has unanimously approved the Transaction and (subject to the abstention of any conflicted director) the Tether Concurrent Financing and recommends that the shareholders of Elemental Altus vote in favour of the Elemental Altus Resolutions.

The anticipated effect of the Tether Concurrent Financing of the percentage of Elemental Altus Shares beneficially owned or controlled by Tether is as follows (in each case on a non-diluted basis):

Current Shares (%)	Shares at Closing of the Private Placement (%)
92,782,291 (37.6%)[3]	167,807,319 (26.4%)[4]

To the knowledge of Elemental Altus, other than Tether, there is no other “interested party” in connection with the transaction, or “related party” or “associated entity” of such interested party (as such terms are defined in MI 61- 101).

To the knowledge of Elemental Altus and the directors and senior officers of Elemental Altus, no prior valuation in respect of Elemental Altus that relates to the subject matter of or is otherwise relevant to the Tether Concurrent Financing has been made in the 24 months before the date of this material change report.

The Tether Concurrent Financing is conditional on the approval of the Transaction at the EMX Meeting. The Tether Concurrent Financing is also subject to approval of the TSX-V, including Elemental Altus fulfilling the requirements of the TSX-

V. The Elemental Altus Shares issued under the Tether Concurrent Financing will be subject to a four month and one day hold period, pursuant to securities laws in

3 According to early warning reports filed by each of Tether and Alpha 1 SPV Limited, pursuant to an option agreement between Tether, Alpha Stream Limited and Alpha 1 SPV Limited dated June 10, 2025, Alpha 1 SPV Limited granted Tether the option to acquire (but not the obligation to acquire) all of the 34,444,580 common shares that Alpha 1 SPV Limited owns (the “Alpha Option”). This figure and percentage assumes that such option remains unexercised as at the date hereof.

4 This figure and percentage assumes concurrent closing of the Arrangement and Tether Concurrent Financing as these transactions are conditional on each other. This figure assumes the Alpha Option remains unexercised at closing of the Arrangement and Tether Concurrent Financing. Assuming exercise of the Alpha Option, these figures would be 202,251,899 Shares (31.8%).

Canada, and have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any applicable securities laws of any state of the United States and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Elemental Altus, nor shall there be any offer or sale of any securities of Elemental Altus in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Tether Concurrent Financing will close concurrently with the closing of the Transaction, and such concurrent closing is a condition to the completion of closing the Transaction.

Further details regarding the Tether Concurrent Financing will be included in Elemental Altus’ management information circular in connection with the Elemental Altus Meeting and are set out in the Tether Subscription Agreement. A copy of the Tether Subscription Agreement is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Frederick Bell

Chief Executive Officer

+44 (0) 7554 872 794

Item 9	Date of Report

September 12, 2025

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This material change report may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, (collectively, “forward-looking statements”) that reflect Elemental Altus’ and EMX’s (the “Companies”) current expectations and projections about their future results. These forward-looking statements may include statements regarding the completion of the Tether Concurrent Financing; the completion of the Transaction and the timing thereof; the receipt of required approvals for the Transaction and the Tether Concurrent Financing; the composition of the board of directors and senior management team of the Combined Company; the completion of the name change of Elemental Altus; the completion of the Consolidation and the timing thereof; the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the securities issuable pursuant to the Transaction; the listing of the Combined Company on a US stock exchange and the timing thereof. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects,” “anticipates,” “believes,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect, including that no material disruption to production at any of the mineral properties in which the Companies’ have a royalty or other interest; that the Companies will receive all required approvals for the Transaction and the Tether Concurrent Financing in a timely manner; that synergies are realizable as between the Companies; estimated capital costs, operating costs, production and economic returns; estimated metal pricing; metallurgy, mineability, marketability and operating and capital costs; the expected ability of any of the properties in which the Companies hold a royalty, or other interest to develop adequate infrastructure at a reasonable cost; assumptions that all necessary permits and governmental approvals will remain in effect or be obtained as required to operate, develop or explore the various properties in which the Companies hold an interest; and the activities on any on the properties in which the Companies hold a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to obtain any required regulatory and securityholder approvals with respect to the Transaction and the Tether Concurrent Financing; the inability to satisfy the conditions to closing the Transaction and the Tether Concurrent Financing; the inability to satisfy the listing requirements to be listed on a US stock exchange; volatility in the price of gold or other minerals or metals, discrepancies between anticipated and actual production with respect to portfolio assets; the accuracy of the mineral reserves, mineral resources and recoveries set out in the technical data published by the owners of portfolio assets; the absence of control over mining operations from which the Companies receive royalties, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, activities by governmental authorities (including changes in taxation); currency fluctuations; the global economic climate; dilution; share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Companies to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Companies will receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in (A) the Elemental Altus’ Annual Information Form dated August 18, 2025, filed under the Elemental Altus’ profile on SEDAR+ at www.sedarplus.ca; and (B) the EMX risk factors listed in EMX’s Management’s Discussion and Analysis for the six months ended June 30, 2025 and its Annual Information Form dated March 12, 2025 filed under EMX’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Although the Companies have attempted to identify important factors that could cause actual results to differ materially from those Companies in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Companies do not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.